 EXHIBIT 10.57

SENIOR MANAGEMENT
EMPLOYMENT AGREEMENT

Employment Agreement (hereinafter called "Agreement") made as of this 18th day of July 2001, between Butler Technical Group, A Division of Butler Services, Inc., (hereinafter called "Employer") and James Beckley (hereinafter called "Employee") who resides at 2449 Westpark Drive, San Jose, California 95124.  Employer and Employee agrees as follows:

1.              The Employee warrants and agrees to all of the following:

            (a)           to devote his/her entire skill, labor and attention to Employer's business and to promptly perform all services pertaining to Employee's position;

            (b)           that Employer may set-off against any wages or other compensation due the Employee any amounts owed by the Employee to the Employer;

            (c)           that Employee will not knowingly use any trade secret, confidential information, or other intellectual property right of another in the performance of the Employee's duties for Employer;  and

            (d)           that there is no written or oral contract or any other impediment which would in any way inhibit or otherwise prohibit Employee's employment hereunder.

2.         If Employer pays Employee a monthly car allowance, it will be subject to payroll deductions and federal, state and local income tax withholding.  The car allowance covers all costs for use of Employee's car on Employer's business including for example repairs, insurance and depreciation except fuel costs.  Fuel costs incurred on company business is the sole additional expense reimbursable by Employer at a rate to be determined from time to time by Employer.  The car allowance shall be prorated for partial months of employment and is not payable during the employment termination notice period referenced in paragraph six (6) below.

3.         Subject to applicable law, Employee for a period of one (1) year from the date of termination of this Agreement, either directly or indirectly, for his/her own purposes or those of another person or entity:

            (a)           will not solicit business similar to that of Employer's from Employer's clients that Employee may have contacted or been assigned to at any time during employment with Employer;  and

            (b)           will not contact or approach, any employee of Employer including staff and billable employees for the purpose of attempting to or actually soliciting or hiring that employee.

            Employee agrees that should Employer seek to enforce or determine its rights under this paragraph three (3) because of an act of the Employee which the Employer believes to be in violation of this paragraph, the one year time period stated above shall be extended by the time necessary to obtain judicial enforcement of the Employer's rights hereunder.  (Should a court of competent jurisdiction determine that this Paragraph three (3) is unenforceable, the parties agree that this paragraph three (3) shall be enforced to the maximum extent permitted by law.)  Employee agrees that sections three a (3a.) and three b (3b.) are separate and distinct promises and that unenforceability of one has no effect on the enforceability of the other.

4.         Employee agrees that any inventions, discoveries, improvements, or works which are conceived, developed, suggested by, or created in anticipation of, in the course of or related to Employer's business including work done by the Employee and all corresponding patents or copyrights shall become the absolute property of the Employer.

            Employee agrees that all information of a technical or business nature, such as know-how, trade secrets, business plans, data, programs, processes, techniques, software, customer information, employee information, employment candidate information, inventions, discoveries, formulae, patterns, and devices (collectively the "Confidential Information") acquired by Employee in the course of his/her employment is valuable proprietary and confidential information of Employer. Employee agrees that such Confidential Information, whether in written, verbal or model form, shall not be disclosed to anyone outside the employment of Employer without Employer's express written consent.

            Employee further agrees not to utilize or make available any such knowledge or information either directly or indirectly in connection with the establishment of an enterprise similar to that of the Employer or which will compete with Employer, or in connection with the solicitation, acceptance, or conduct of employment with any other employer.  Employee is not, however, prohibited from utilizing the knowledge and information gained from his/her general experience obtained prior to or during his/her employment with Employer.

            Upon termination of Employee's employment, Employee shall immediately return and deliver to Employer all information and property of Employer.  Employee shall not retain any originals or copies of any Employer information or property including for example, books, papers, price lists, customer contracts, employee and candidate information, bids, customer lists, files, notebooks or any documents, property, or information containing any Confidential Information or information that otherwise relates to Employer's business.

5.         If Employer incurs any legal fees or other costs to proceed against Employee related to Employee's breach of this Agreement or obligations imposed on Employee by law, then in addition to any and all equitable and legal rights and remedies which Employer may have against Employee, if Employer prevails Employee shall be liable to and pay Employer for all of Employer's attorneys' fees, costs and expenses.

6.              This agreement may be terminated by Employer or Employee at any time for any reason whatsoever or no reason by giving the other party 4 months prior notice.  In the event of termination by either party regardless of reason, salary, commissions, benefits, and rights thereto cease as of the termination date.

7.         This Agreement is the entire agreement between Employer and Employee. This Agreement replaces all prior agreements, whether oral or written, between Employee and Employer, Employer's parent and subsidiary organizations relating to any of the matters addressed in this Agreement and to matters previously discussed or mentioned relating to employment.  Employee and Employer agree that all promises, representations, and understandings relating to the above are merged into this Agreement. No oral arrangements have been made between Employer and Employee.  This agreement may be amended only in writing signed by Employer and Employee.   If any provision of this Agreement is or becomes prohibited by or invalid under applicable law, it shall be deemed modified to conform with the minimum requirements of such law, or, if for any reason it is not deemed so modified, such prohibition or invalidity will not effect any other provision of this Agreement.

The rights and obligations of the Employee and the Employer under this Agreement shall be binding upon their successors and assigns.  Employee may not assign this agreement in whole or in part.

Accepted and Agreed:

Butler Technical Group, A Division of Butler Services, Inc.

/s/James Beckley	/s/R. Scott Silver-Hill
James Beckley	/s/R. Scott Silver-Hill Sr. Vice President

Date: 7/12/2001	Date: 7/18/2001